UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambassador Financial Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 N. Cedar Crest Boulevard Suite 508
(No. and Street)

Allentown	PA	18104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack E. Payne 610-351-1633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza 7535 Windsor Drive	Allentown	PA	18195
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew T. Resch _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Ambassador Financial Group Inc. _____ , as
of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Co-CEO
_____
Title

Sohil P. Ghodasara
_____
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Sohil P Ghodasara, Notary Public
Lehigh County
My Commission Expires July 18, 2021
Commission Number 1317200

Date - 2/26/18

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ambassador Financial Group, Inc.

Financial Statements

Including Report of
Independent Registered Public Accounting Firm
as of December 31, 2017

Ambassador Financial Group, Inc.

Table of Contents
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ambassador Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ambassador Financial Group, Inc. (a Pennsylvania subchapter S corporation) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania

We have served as the Company's auditor since 2008.

February 21, 2018

1

Ambassador Financial Group, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$2,138,817
Commissions and other fees receivable	278,541
Prepaid expenses	198,936
Current Assets	2,616,294
Furniture and equipment, net of accumulated depreciation	44,060
Deposits	107,995
Total Assets	$2,768,349

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses, and commissions payable	$ 149,022
Total Liabilities	149,022
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	25,000
Retained earnings	2,594,327
Total Stockholder's Equity	2,619,327
Total Liabilities and Stockholder's Equity	$2,768,349

See notes to financial statements

Ambassador Financial Group, Inc.

Note 1 - Nature of Business

Ambassador Financial Group, Inc. (the "Company") was incorporated on August 22, 2006 and commenced operations September 18, 2006. The Company is a wholly-owned subsidiary of Ambassador Partners, LLC. The Company obtained its broker-dealer license on June 11, 2007. The Company is a Pennsylvania corporation that derives substantially all of its income by rendering fixed income sales and trading and comprehensive investment banking and consulting services to financial institutions and other financial services companies. The Company is registered in Delaware, Indiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Oregon, Pennsylvania, Florida, Maryland, Tennessee and Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party and remitted to the Company. All securities are delivered via payment to the Company's client's safekeeping agent. The Company is a member of and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Income Taxes

By consent of its stockholder, the Company has elected to report under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for federal and state income taxes on its share of the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

The Company accounts for uncertainty in income tax positions under the Financial Accounting Standards Board guidance, which clarifies the recognition by prescribing the threshold a tax position is required to meet before being recognized in the financial statements. Under these provisions of accounting for uncertain tax positions, the Company has no required accruals at December 31, 2017.

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more designated bank accounts.

Ambassador Financial Group, Inc.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Other consulting fees are recognized as income when the Company renders the related services. Amounts billed or collected which will be earned in future months are shown as deferred revenues. The Company has no deferred revenues whose future earning period exceeds one year as of December 31, 2017.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2017, cash balances in excess of federally insured limits were approximately $1,638,817. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Other Fees Receivable

Commissions and other fees receivable are stated at their outstanding balances. The Company considers commissions and other fees receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $0 at December 31, 2017.

Ambassador Financial Group, Inc.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is computed on the straight-line method over 5 to 10 years.

Maintenance and repairs of furniture and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of furniture and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in financial income and expenses.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2017; consequently, the financial statements have not included the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2017 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 21, 2018, the date these financial statements were available to be issued.

Note 3 - Deposit with Clearing Organization

A minimum of $100,000 in cash is required to be deposited with the third-party firm as part of the operating agreement. Currently the amount of that deposit is $101,519 and is included in deposits in the statement of financial condition at December 31, 2017.

Note 4 - Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $2,212,927, which was $2,112,927, in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .067 to 1 at December 31, 2017.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

Ambassador Financial Group, Inc.

Note 5 - Commitments

The Company leases its three office locations under operating lease agreements. Two of the lease agreements are month-to-month while the other lease expires in April 2019. Lease expense for the year ended December 31, 2017 totaled $121,723.

Future minimum lease payments by year and in the aggregate, under the above lease agreement are as follows:

2018	$ 48,608
2019	16,689
	$ 65,297

Note 6 - Retirement Plan

The Company has established a Simple IRA Plan. For all eligible employees, the Company has elected a 3% matching contribution. The Company made a matching contribution of $96,249 for the year ended December 31, 2017.

Note 7 – Note Payable, Banks

At December 31, 2017, the company has two revolving lines of credit with two separate non-affiliated banks. The maximum line of credit capacity is $1,250,000 and $1,500,000 respectively. Interest is charged at Prime Rate for the $1,250,000 credit facility and Prime Rate minus 0.25% for the $1,500,000 facility. No balances were outstanding on either line of credit at December 31, 2017, therefore the total capacity is available. The lines of credit are unsecured and are subject to annual renewals each year. The maturity dates are July 31, 2018 for the $1,250,000 line of credit and August 31, 2018 for the $1,500,000 line of credit.

Ambassador Financial Group, Inc.

Note 8 – New Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606". Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

Ambassador Financial Group, Inc.
Allentown, Pennsylvania

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of December 31, 2017 and for the Period
January 1, 2017 through December 31, 2017

Ambassador Financial Group, Inc.

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ambassador Financial Group, Inc.
Allentown, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ambassador Financial Group, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Ambassador Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Ambassador Financial Group, Inc. stated that Ambassador Financial Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception. Ambassador Financial Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ambassador Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania
February 21, 2018



AMBASSADOR
FINANCIAL GROUP

Exemption Report

February 13, 2018

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

To Whom It May Concern:

This is the Exemption Report for Ambassador Financial Group, Inc. Ambassador Financial Group, Inc. claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) for the period January 1, 2017 through December 31, 2017 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states: "The provision of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Ambassador Financial Group, Inc.";" Ambassador Financial Group, Inc. met the exemption provision under SEC Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2017 through December 31, 2017, without exception.

Kindest Regards,

Matthew T. Resch, CFA
Co-Founder and Managing Principal

Locations: Allentown, PA 610.351.1633
Rockville, MD 240.242.4083
Chicago, IL 312.466.7646

www.ambfg.com
MEMBER FINRA/SIPC